UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 30th, 2020

DATE, TIME, AND PLACE: April 30th, 2020, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located at Avenida Presidente Juscelino Kubitschek, No. 2.041/2235, Vila Olímpia, in the city of São Paulo, State of São Paulo.

ATTENDANCE: At the Ordinary Shareholders Meeting, shareholders representing more than 92.90% of the Company’s voting capital, considering the remote voting forms, as per the summarized voting map disclosed by the Company. At the Extraordinary Shareholders Meeting, shareholders representing more than 92.90% of the Company’s voting capital, considering the remote voting forms, as per the summarized voting map disclosed by the Company.  Also attended (i) the Company’s Officers Mr. Amancio Acurcio Gouveia and Mr. Reginaldo Antonio Ribeiro; (ii) Mr. Leonardo Santicioli, Company´s accountant; (iii) Mr. João Guilherme de Andrade So Consiglio and Mr. Antonio Melchiades Baldisera, members of the Company’s Fiscal Council; and (iv) Mr. Edison Arisa, representing PricewaterhouseCoopers Auditores Independentes, external auditor of the Company.

BOARD: Mr. Daniel Pareto, as President; and Mrs. Beatriz Arruda Outeiro, as Secretary.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo -  “DOESP”) and in the newspaper Valor Econômico, on March 31th, April 1st and 2, 2020; and (2) Financial Statements of the Company related to the fiscal year ended on December 31st, 2019, jointly with the Management Report, the balance sheet, other documents part of the financial statements, external auditors’ opinion, Audit Committee Report and the Fiscal Council’s opinion, published in the DOESP and in the newspaper Valor Econômico, on January 29th, 2020.

AGENDA:

At the ordinary shareholders meeting: (a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2019, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (b) To DECIDE on the destination of the net profit of the fiscal year of 2019 and the distribution of dividends; (c) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

At the extraordinary shareholders meeting: (a) To AMEND the wording of articles 2, 21, 22 and 24 of the Company's Bylaws, in order to modify the rules for the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas; and (b) Due to the deliberate in item (i), APPROVE the consolidation of the Company's Bylaws.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on March 30th, 2020, as per Instruction CVM No. 481/2009, as amended; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 21, X, of CVM Instruction 480/2009, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on April 29th, 2020, pursuant to the fourth paragraph of Article 21-W of Normative Instruction CVM No. 561/2015, which was also made available by the Board for verification of the shareholders jointly with the other above mentioned documents.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(a) TO APPROVE by majority, with 3,519,822,855 favorable votes, 8,428 against votes and 27,707,981 abstentions, the management accounts, and the Company’s Financial Statements related to the fiscal year ended December 31st, 2019, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion, Audit Committee Report and the Fiscal Council’s opinion, everything as proposed by the Board of Executive Officers, as per the meeting held on January 27th, 2020, and favorable opinion of the Board of Directors and Fiscal Council, according to the meetings held on January 28th, 2020;

(b) TO APPROVE by majority, with 3,547,506,093 favorable votes, 7,756 against votes and 25,415 abstentions, the destination of the net profit of the fiscal year ended on December 31st, 2019, in the amount of R$ 14,088,489,569.70, which, plus the portion of profits from previous years realized in the year, in the amount of R$ 690,647.48, totaled the amount of R$ 14,089,180,217.18, as follows: a) five per cent (5%), corresponding to R$ 704,459,013.65 to the Legal Reserve; b) R$ 10,800,000,000.00 were distributed to shareholders as Dividends and Interest on Equity, as follows: Dividends: b.1) R$ 6,790,000,000.00 according to the resolution took in the Board of Directors’ meetings held on December 27th, 2019 and paid as of February 21th, 2020; and Interest on Equity: b.2) R$ 4,010,000,000.00 as approved at the Company’s Board of Directors’ meetings held on March 29th, 2019, June 28th, 2019, September 30th, 2019, and December 27th, 2019, with payment as of April 29th, 2019, July 31th, 2019, October 30th, 2019, and February 21th, 2020, respectively; and c) R$ 2,584,721,257.62 to the Dividend Equalization Reserve;

(c) TO FIX by majority, with 3,481,291,538 favorable votes, 66,212,036 against votes and 35,690 abstentions, the annual overall compensation of the Company´s management, in the total amount of up to R$ 400,000,000.00 for the fiscal year of 2020 and the compensation of the Audit Committee in the amount of up to R$ 4,000,000.00, for a twelve-month (12) period beginning on January 1st, 2020, as proposed by the Board of Directors in the meeting held on March 26th, 2020. The Board of Directors will deliberate on the individual compensation of the members of the management; and

(d) Shareholders representing 2.27% of preferred shares, pursuant to CVM Instruction 324/00, requested the installation of the Fiscal Council for the fiscal year 2020, in accordance to the Articles 161 and 162 of the Brazilian Corporations Law, and the following were elected: (i) in a separate vote, by the majority of shareholders holding preferred shares without voting rights, registering the abstention of the shareholders NUSHARES ESG EMERGING MARKETS EQUITY ETF; STICHTING PENSIOENFONDS PGB; and THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED  IN ITS CAPACITY AS TRUSTEE OF THE BNZ WHOLESALE INTERNATIONAL EQUITIES (INDEX) FUND attending the Meeting, Mrs. Louise Barsi, Brazilian, economist, bearer of the Identity Card RG No. 35.288.007-7, enrolled with CPF/ME under No. 343.307.008-32, resident and domiciled in São Paulo, State of São Paulo, at Nagib Izar, n° 248, apartment 261, CEP 03337-070; and as her alternate, Mr. Valmir Pedro Rossi, Brazilian, married, banker, bearer of the Identity Card RG No. 55080446-8, enrolled with CPF/ME under No. 276.266.790-91, resident and domiciled in São Paulo, State of São Paulo, with office at street Carlos Steinen, n° 335, apartment 31, CEP 04004-012; (ii) by other shareholders attending the Meeting, registering the abstention of the shareholders NUSHARES ESG EMERGING MARKETS EQUITY ETF; STICHTING PENSIOENFONDS PGB; and THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED  IN ITS CAPACITY AS TRUSTEE OF THE BNZ WHOLESALE INTERNATIONAL EQUITIES (INDEX) FUND, Mr. João Guilherme de Andrade So Consiglio, Brazilian, widower, economist, bearer of the Identity Card RG No. 16.602.546-X SSP/SP, enrolled with CPF/ME under No. 119.038.148-63, domiciled in São Paulo, State of São Paulo, resident and domiciled at street São Firmo, n° 78, CEP 05454-060; and, as his alternate, Mr. Manoel Marcos Madureira, Brazilian, married, engineer, bearer of the Identity Card RG No. 5.948.737 SSP-SP, enrolled with CPF/ME under No. 885.024.068-68, domiciled in São Paulo, State of São Paulo, at Alameda dos Aicas, n° 799, apartment 91, CEP 04086-002; Mr. Antonio Melchiades Baldisera, Brazilian, married, retired, bearer of the Identity Card RG No. 6.061.355-5 SSP-SP, enrolled with CPF/ME under No. 475.766.778-72, domiciled in São Paulo, State of São Paulo, at street Voluntários da Pátria, n° 3.218, apartment 121, CEP 02011-970; and, as his alternate, Mr. Luciano Faleiros Paolucci, Brazilian, single, lawyer, bearer of the Identity Card No. 233.188 (OAB/SP), enrolled with CPF/ME under No. 181.017.248-93, domiciled in São Paulo, State of São Paulo, at street Soberana, n° 49, apartment 125, CEP 04570-020. The members of the Fiscal Council will have a mandate that shall be enforce until the next Ordinary General Meeting of the Company, in the terms of the second paragraph of the Article 162 of the Brazilian Corporate Law. The effectives and alternates elected members of the Fiscal Council must declare to the Company that they have no legal impediment that prevents their election and investiture of the position of fiscal councilor and that they meet the legal requirements for the exercise of the function, and shall only take office to the positions to which they have been elected after authorization of their appointment by the Brazilian Central Bank. The elected members of the Fiscal Council shall be invested in their positions by signing a term of office in the proper book, which shall remain filed at the Company's headquarters. It was also approved, by majority, with 3,439,859,612 favorable votes and 16,519,883 abstentions, the monthly compensation of the Fiscal Council members until the next Company's Ordinary General Meeting, in the amount of R$ 11,800.00 (eleven thousand and eight hundred Reais) to the effective members of the Fiscal Council, being that alternate members should only be remunerated when replacing the effective members in case of vacancy, absence or temporary impediment.

At the Extraordinary General Meeting:

(a) TO APPROVE by majority, with 3,547,223,919 favorable votes, 226,151 against votes and 34,389 abstentions, the amendment of articles 2, 21, 22 and 24 of the Company's Bylaws, in order to modify the rules for the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas, which shall become effective with the following wording:

“Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.”

…

“Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

Paragraph 1. The resolutions of the meetings of the Executive Board, except for the event set forth in Paragraph 3 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board; or

II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board.

Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 3. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.”

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

VII – to submit the financial statements to the Board of Directors;

VIII – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

IX – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.”

…

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board;

II – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

III – by two attorneys-in-fact together specifically designated to represent the Company.

Paragraph 1. Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. The powers of attorney should indicate the powers of the attorneys and the validity.

Paragraph 2. Two Officers will be empowered to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

Paragraph 3. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

(b) Due to the resolution on item (a), to APPROVE by majority, with 3,547,438,427 favorable votes, 11,908 against votes and 34,124 abstentions, the consolidation the Company’s By-Laws pursuant to Exhibit I of these minutes.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – President; Beatriz Arruda Outeiro – Secretary. Shareholders: BANCO SANTANDER, S.A. – Beatriz Outeiro, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Outeiro, attorney-in-fact; and STERREBEECK, B.V. – Beatriz Outeiro, attorney-in-fact; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NEW YORK STATE NURSES ASSOCIATION P P; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI-QM COMMON DAC

WORLD EX-US INVESTABLE MIF - LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; KBI INSTITUTIONAL FUND ICAV; K INVESTMENTS SH LIMITED; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; AJO EMERGING MARKETS ALL-CAP MASTER FUND, LTD; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; ASCENSION ALPHA FUND, LLC; KBI DST EMERGING MARKET ESG FUND; CHEVRON UK PENSION PLAN; CHEVRON MASTER PENSION TRUST; AJO EMERGING MARKETS LARGE-CAP FUND, LTD.; NORTHERN TRUST INVESTIMENT FUNDS PLC; PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP; ASSET MANAGEMENT EXCHANGE UCITS CCF; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; HSBC EMERGING MARKETS POOLED FUND; PUBLIC SECTOR PENSION INVESTMENT BOARD; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; BLAKROCK GLOBAL ALLOCATION FUND INC; BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC; BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC; BLACKROCK GLOBAL ALLOCATION FUND (AUST); THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; TRUST  CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; VANGUARD FUNDS PUBLIC LIMITED COMPANY; SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND; TRUST  CUSTODY SERVICES BANK, L A T F E E D I P F (P P F); KBI GLOBAL INVESTORS (NA) LTD CIT; TRUST  CUSTODY SERVICES BANK,LTD. AS T FOR E M E I P M FUND; VANGUARD INVESTMENT SERIES PLC; SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA; CIBC EMERGING MARKETS INDEX FUND; PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER; PICTET - EMERGING MARKETS INDEX; CANDRIAM SRI EQUITY EMERGING MARKETS; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; TEACHER RETIREMENT SYSTEM OF TEXAS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; ISHARES MSCI EMERGING MARKETS ETF; PEOPLE S BANK OF CHINA; ISHARES PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES II PUBLIC LIMITED COMPANY; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; TRANSAMERICA EMERGING MARKETS EQUITY; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; TEACHERS

RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; STICHTING PHILIPS PENSIOENFONDS; WISDOMTREE EMERGING MARKETS CONSUMER GROWTH FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND; TRANSAMERICA BLACKROCK GLOBAL ALLOCATION VP; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); ITAU FUNDS - LATIN AMERICA EQUITY FUND; GMO TAX-M. B - F. FREE, A S. OF GMO M. P. (ONSHORE), L.P.; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; SUNSUPER SUPERANNUATION FUND; BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; WISDOMTREE EMERGING MARKETS DIVIDEND FUND; NAVARRO 1 FUND LLC; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; CI WISDOMTREE E. M. DIVIDEND INDEX ETF; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND; INTERNATIONAL MONETARY FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; CENTRAL PROVIDENT FUND BOARD; ISHARES IV PUBLIC LIMITED COMPANY; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; BMO MSCI EMERGING MARKETS INDEX ETF; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; THE MONETARY AUTHORITY OF SINGAPORE; FRANKLIN LIBERTYSHARES ICAV; LVIP BLACKROCK GLOBAL ALLOCATION FUND; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; ISHARES ESG MSCI EM LEADERS ETF; BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; LEGG MASON GLOBAL FUNDS PLC; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND; VIRGINIA RETIREMENT SYSTEM; BELL ATLANTIC MASTER TRUST; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; THE TEXAS EDUCATION AGENCY; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; CBIS GLOBAL FUNDS PLC; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; HAND COMPOSITE EMPLOYEE BENEFIT TRUST; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; HIGHLAND COLLECTIVE INVESTMENT TRUST; PANAGORA RISK PARITY MULTI ASSET MASTER FUND,

LTD; HIGHLAND EQUITY FUND; CADENCE GLOBAL EQUITY FUND L.P.; ROCKFELLER BROTHERS FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; BNY MELLON OPPORTUNITY FUNDS - B M STRATEGIC BETA E M E F; PHILADELPHIA GAS WORKS PENSION PLAN; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; DIMENSIONAL EMERGING MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; STICHTING PGGM DEPOSITARY; VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; USAA INTERNATIONAL FUND; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; LEGAL  GENERAL INTERNATIONAL INDEX TRUST; LEGAL  GENERAL GLOBAL EMERGING MARKETS INDEX FUND; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; LEGAL  GENERAL GLOBAL EQUITY INDEX FUND; LEGAL  GENERAL ICAV; THE BOARD OF THE PENSION PROTECTION FUND; FUTURE FUND BOARD OF GUARDIANS; COMMONWEALTH SUPERANNUATION CORPORATION; QSUPER; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; MERCER UCITS COMMON CONTRACTUAL FUND; MERCER QIF FUND PLC; POOL REINSURANCE COMPANY LIMITED; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; CMLA INTERNATIONAL SHARE FUND; COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH EMERGING MARKETS FUND 6; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; COMMONWEALTH BANK GROUP SUPER; LEGAL  GENERAL COLLECTIVE INVESTMENT TRUST; COLONIAL FIRST STATE INVESTMENT FUND 10; UTAH STATE RETIREMENT SYSTEMS; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; LACM EMERGING MARKETS FUND L.P.; NN (L); NN (L) FIRST CLASS MULTI ASSET; NN (L) EMERGING MARKETS HIGH DIVIDEND; SEI INST INT TRUST EM MKTS EQUITY FUND; NN (L) FIRST CLASS MULTI ASSET PREMIUM; SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND; LACM EMII, L.P.; PINEBRIDGE DYNAMIC ASSET ALLOCATION FUND; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; EMERGING MARKETS EQUITY FUND; WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY; PRAMERICA SICAV; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; COLLEGE RETIREMENT EQUITIES FUND; PUTNAM TOTAL RETURN TRUST; PUTNAM WORLD TRUST

(IRELAND); SCHWAB EMERGING MARKETS EQUITY ETF; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; PUTNAM TOTAL RETURN FUND, LLC; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JANUS CAPITAL MANAGEMENT LLC; GMAM INVESTMENT FUNDS TRUST; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; GMAM GROUP PENSION TRUST II; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; PGIM FUNDS PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY SELECT INTERNATIONAL EQUITY FUND; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; RUSSEL EMERGING MARKETS EQUITY POOL; STATE STREET C S JERSEY L T O T INTL I F; PUTNAM MULTI-ASSET ABSOLUTE RETURN FUND, LP; PENSIOENFONDS WERK EN (RE)INTERGRATIE; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; GTAA PINEBRIDGE LP; NN PARAPLUFONDS 1 N.V; EMPLOYEES  RET SYSTEM OF THE STATE OF HAWAII; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; FORD MOTOR CO DEFINED BENEF MASTER TRUST; NEW ZEALAND SUPERANNUATION FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; PUBLIC PENSION AGENCY; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; DWS LATIN AMERICA EQUITY FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; IBM 401 (K) PLUS PLAN; STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; MANAGED PENSION FUNDS LIMITED; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; AXA ROSENBERG EQUITY ALPHA TRUST; ALASKA COMMON TRUST FUND; SPDR SP EMERGING MARKETS ETF; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; STATE STREET EMERGING M. A. S. L. C. T. FUND; CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EMSEF; ISHARES MSCI BRAZIL ETF; STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F; SSGA MSCI ACWI EX-USA

INDEX NON-LENDING DAILY TRUST; SSGA SPDR ETFS EUROPE I PLC; DB ADVISORS EMERGING MARKETS EQUITIES - PASSIVE; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; WASHINGTON STATE INVESTMENT BOARD; DWS INVEST LATIN AMERICAN EQUITIES; DEUTSCHE INVEST I BRAZILIAN EQUITIES; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; XTRACKERS; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; WISDOMTREE ISSUER PUBLIC LIMITED COMPANY; SPDR MSCI ACWI LOW CARBON TARGET ETF; XTRACKERS (IE) PUBLIC LIMITED COMPANY; LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; OLD MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; KAISER FOUNDATION HEALTH PLAN, INC. RETIREE HEALTH; ALBERTA INVESTMENT MANAGEMENT CORPORATION; EUROPEAN CENTRAL BANK; LAZARD GLOBAL ACTIVE FUNDS, PLC; STICHTING SPOORWEGPENSIOENFONDS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; ARIZONA PSPRS TRUST; ALASKA PERMANENT FUND; BELLSOUTH CORPORATION RFA VEBA TRUST; BRIDGEWATER PURE ALPHA STERLING FUND, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; IRISH LIFE ASSURANCE PLC; BERESFORD FUNDS PUBLIC LIMITED COMPANY; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; GOVERNMENT OF SINGAPORE; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; NORGES BANK; INVESTERINGSFORENINGEN PROCAPTURE G EMERGING M I F - ACC. KL; VICTORIAN SUPERANNUATION FUND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST UCITS FGR FUND; ISHARES MSCI BRIC ETF; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD; ISHARES CORE MSCI EMERGING MARKETS ETF; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; PERPETUAL T S L AS R E F P G D ASSET ALLOCATION FUND; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED

ENTERPRISES FUND; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; ISHARES ESG MSCI EM ETF; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST; POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; POWERSHARES G F IRELAND P L C P FTSE RAFI ALL W 3000 U ETF; STANLIB FUNDS LIMITED; IVESCO FTSE RAFI EMERGING MARKETS ETF; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; INVESTERINGSFORENINGEN PROCAPTURE GLOBAL AC I FUND - ACC KL; JNL/BLACKROCK GLOBAL ALLOCATION FUND; JNL/MELLON EMERGING MARKETS INDEX FUND; WSSP INTERNATIONAL EQUITIES TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; NFS LIMITED; FLEXSHARES  INTERNATIONAL QUALITY DIVIDEND INDEX FUND; MISSOURI EDUCATION PENSION TRUST; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; CONSTRUCTION  BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION; MINISTRY OF ECONOMY AND FINANCE; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND; EMERGING MARKETS ALPHA TILTS FUND B; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS OPPORTUNITIES LR FUND; FTSE RAFI EMERGING INDEX NON-LENDABLE FUND; GLOBAL EX-US ALPHA TILTS FUND B; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; MSCI ACWI EX-U.S. IMI INDEX FUND B2; VANGUARD ESG INTERNATIONAL; BLACKROCK MSCI ACWI ESG FOCUS INDEX FUND; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; FIDEICOMISO FAE; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT;

AVIVA INVESTORS; AVIVA LIFE  PENSIONS UK LIMITED; AXA ROSENBERG G I COMPANY ICV - AXA R G FUND; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BT WHOLESALE MULTI-MANAGER INTERNATIONAL SHARE FUND; KAPITALFORENINGEN PENSAM INVEST, PSI 50 EMERGING MARKET AKT; FORSTA AP-FONDEN; MINEWORKERS  PENSION SCHEME; NEW YORK STATE COMMON RETIREMENT FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF NEW MEXICO STATE INV. COUNCIL; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; T ROWE PRICE FUNDS SICAV; VANGUARD EMERGING MARKETS SHARE INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; and BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND – by means of remote voting procedure; NUSHARES ESG EMERGING MARKETS EQUITY ETF; STICHTING PENSIOENFONDS PGB; and THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED  IN ITS CAPACITY AS TRUSTEE OF THE BNZ WHOLESALE INTERNATIONAL EQUITIES (INDEX) FUND –  Rodrigo de Mesquita Pereira, attorney in fact; LUIZ BARSI FILHO - João Gustavo Specialski, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Bruno Garcia Rosa Carneiro and Carolina Silvia Alves Nogueira Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Daniel Pareto President	Beatriz Arruda Outeiro Secretary

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 30th, 2020

Exhibit I

BYLAWS

TITLE I

CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

          Art. 1. BANCO SANTANDER (BRASIL) S.A. (the “Bank” or the “Company”), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it.

          Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

          Art. 3. The Company is established for an indefinite period of duration.

            Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II

SHARE CAPITAL AND SHARES

          Art. 5. The share capital is fifty seven billion Brazilian reais (R$57,000,000,000.00), consisting of 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) are preferred shares, all registered without par value.

            Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

            Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

          Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

          Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

          Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

          Paragraph 6. Preferred shares convey the following advantages on their holders:

          I – dividends ten percent (10%) higher than those attributed to common shares;

          II – priority in the distribution of dividends;

            III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

            IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

            V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

          Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

          (a) the transformation, amalgamation, merger or split of the Company;

          (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and

          (c) the value of assets intended to be used for paying up an increase in the Company’s share capital.

            Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

            Paragraph 9. A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

            Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

            Paragraph 11. The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

            Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

            Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III

SHAREHOLDERS’ MEETING

            Art. 6. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

            Paragraph 1. A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

            Paragraph 2. A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

            Paragraph 3. The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

            Paragraph 4. The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

            Paragraph 5. It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV

MANAGEMENT

            Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

            Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

            Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with.

            Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

            Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

          I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

          II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

          Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

          Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

          Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

          Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I

THE BOARD OF DIRECTORS

            Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

          Paragraph 1. At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

            Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

          Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

          Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

            Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6. The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

            Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

            Paragraph 1. The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

            Paragraph 2. The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

            Paragraph 3. In case of vacancy of the position of Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered. In the event of vacancy in the position of Vice Chairman, the Chairman will nominate his/her successor among the remaining Directors. In case of vacancy of the position of Board of Directors’ member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

            Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

            Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

          Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

            Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

            Paragraph 4. The meetings of the Board of Directors should be held at the Company’s head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

            Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

            Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

            Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

            Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

          I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

          II. to set the general guidelines for the business and operations of the Company;

          III. to appoint and dismiss Officers and to define their duties;

          IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

          V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

          VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

          VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

          VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

          IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

          X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

          XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

          XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

          XIII. approve the Bank’s capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

          XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

          XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

          XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

          XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

          XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

          XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

          XX. to appoint or dismiss the Company’s Ombudsman;

          XXI. appoint and remove the members of the Audit Committee and Compensation Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

          XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

          XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

          XXIV. approve the engagement of a share or unit bookkeeping institution;

          XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

          XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of public company registration, as set forth in Title X hereof;

          XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror;(iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

            XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

          XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

          XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

          XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaws;

          XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation Committee; and

          XXXIII. to ensure that the managers’ compensation policy is in accordance with the regulations issued by the Central Bank of Brazil.

          Art. 18. The Chairman of the Board of Directors should:

          I. call and chair the meetings;

          II. call the General Meeting;

            III. instruct the preparation of the meetings of the Board of Directors;

            IV. designate special tasks to the Directors; and

            V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II

EXECUTIVE BOARD

            Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

          Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

          Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

            Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

            Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

            Paragraph 5. The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

            Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

            Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

            Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

            Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

            Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

          I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board;

          II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board; or

          III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific designation.

          Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

          Paragraph 3. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Article 22. The attributions and duties of the Executive Board are:

          I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

          II – to appoint representatives and correspondents, in Brazil and overseas;

          III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

          IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

          V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

          VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

          VII – to submit the financial statements to the Board of Directors;

VIII – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

          IX – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

            Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

          Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

          Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

          Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

          I – by any two members of the Executive Board;

          II – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

          III – by two attorneys-in-fact together specifically designated to represent the Company.

          Paragraph 1. Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. The powers of attorney should indicate the powers of the attorneys and the validity.

Paragraph 2. Two Officers will be empowered to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

Paragraph 3. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

            Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

            Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quota holders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

            Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

          I - preside over and manage all the Company’s business and activities;

          II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in items II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

          III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

          IV – define the duties of the members of the Executive Board, except as provided in item IX of Article 22 of these Bylaws; and

          V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

            Sole paragraph. It is the responsibility of:

          I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

          II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

          III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

          IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

          V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V

FISCAL COUNCIL

            Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

            Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

            Paragraph 2. The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

            Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI

AUDIT COMMITTEE

          Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

          Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

            Paragraph 2. The Audit Committee shall report directly to the Company’s Board of Directors.

          Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

          I – establish in the Internal Regulations the operational rules by which it functions;

          II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

          III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

          IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

            V – evaluate compliance by the Company’s management with the recommendations made by the independent or internal auditors;

          VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

          VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

          VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

          IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and

          X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

          Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII

COMPENSATION COMMITTEE

            Art. 31. The Company shall have a Compensation Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s compensation policy, including the repercussions of this policy on risk management. The members of the Compensation Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

            Paragraph 1. When the members of the Compensation Committee are to take office, its Coordinator will be appointed.

          Paragraph 2. The Compensation Committee shall report directly to the Company’s Board of Directors.

            Paragraph 3. In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation Committee to:

          I – establish in the Internal Regulations the operational rules by which it functions;

          II – prepare the compensation policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

          III – supervise the implementation and coming into operation of the compensation policy for the Company’s management;

          IV – do annual reviews of the compensation policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

          V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

          VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

          VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

          VIII – analyse the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

          IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

          X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

          XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Central Bank of Brazil.

          Paragraph 4. The Board of Directions may remove from office any members of the Compensation Committee at any time.

          Paragraph 5. The compensation of the members of the Compensation Committee shall be set by the Board of Directors once a year.

TITLE VIII

OMBUDSMAN DEPARTMENT

            Art. 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

          Paragraph 1. The duties of the Ombudsman Department are:

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company´s Financial Conglomerate;

II - act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III - inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

Paragraph 2. The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

          Paragraph 3. The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

            Art. 33. The duties of the Ombudsman’s Department involve the following activities:

          I – to support, record, instruct, analyse and deal in a formal and appropriate manner with demands from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate;

          II – to provide the clarification to the demanding client as to the progress of the demands, informing the estimated deadline for the response;

          III – inform to demanding clients the term for the final reply, which cannot exceed ten (10) business days;

          IV – to forward a conclusive response to clients’ demands within the deadline informed in item III above;

          V – to maintain the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate, informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the adopted measures by the officers and directors of the companies part of the Company’s Financial Conglomerate in order to solve them; and

          VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about the activities performed by the Ombudsman’s Department on the fulfillment of its duties.

          Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the duties contemplated in article 32 and the activities established in this article.

TITLE IX

FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

            Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

            Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

            Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

          I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

          II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

            III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company’s General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

          Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

          Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

          I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

          II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

          III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

          Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

          Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

          Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

            Art. 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

            Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X

DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

            Chapter I - Definitions

            Art. 40. for the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the Company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Disposal of Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control.

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

          Chapter II – Disposal of Control of the Company

            Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

          Sole Paragraph. Disposal of control of the Bank depends on authorization from the Central Bank of Brazil.

          Art. 42. The public offering referred in the preceding article should also be consummated:

          I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company’s Control; or

          II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

            Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

          I. make the public offering referred to in article 41 of these Bylaws; and

          II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Chapter III – Cancellation of Registration as a Public Company

            Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company’s registration as a public Company, the minimum price offered shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

            Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter’s decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

          Paragraph 1. The selection of the specialized institution or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

          Paragraph 2. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

Title IV – Ordinary Provisions

            Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

            Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI

ARBITRATION COURT

            Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

            Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

          Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

          Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII

LIQUIDATION

            Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII

ISSUANCE OF UNITS

            Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

          Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

          Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

          Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

            Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

            Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

          Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

          Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

          Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

          Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

            Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

          Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

          (i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

          (ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

            Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of  preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

            Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV

GENERAL AND TRANSITORY PROVISIONS

            Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer